

Mail Stop 3030

March 8, 2017

Via E-mail
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

> **Re: Artin Consulting Inc**
> **Registration Statement on Form S-1**
> **Filed February 13, 2017**
> **File No. 333-216026**

Dear Ms. Malenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Front Cover

1.   Please limit the cover of your prospectus to one page and include a page number in your cross-reference to the risk factors section. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

2.   Please reconcile your disclosure that you have 28,009,000 shares outstanding with the sum of the share issuances mentioned in your bullet points on page 15.

Business Overview, page 1

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Price per share, page 3

4.   We note your disclosure on your prospectus cover that you are a shell company and that the selling shareholders are underwriters who must sell their respective shares at the disclosed fixed price for the duration of the offering. Please revise your disclosure on page 3 and throughout your prospectus to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price.

Risk Factors, page 5

5.   We note your disclosure on page 15 indicating that your officer is a "non-U.S. person." Please provide us your analysis of whether the location of your officer and assets presents a material risk to United States investors who may be seeking to enforce their rights and remedies under the United States federal securities laws. Address in your response the risk United States stockholders face in:

- effecting service of process within the United States;

- enforcing judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws;

- enforcing judgments of United States courts based on civil liability provisions of the United States federal securities laws in foreign courts; and

- bringing an original action in foreign courts to enforce liabilities based on the United States federal securities laws.

Having an officer and director owning 82% of the company…, page 5

6.   Please reconcile your disclosure in this risk factor that your officer anticipates devoting between five and ten hours per week to your operations with your disclosure on page 9 that she anticipates devoting between 20-75% of her time, or 8-30 hours per week, on your operations and your disclosure on page 26 that she intends to spend approximately 10 hours per month on your operations.

7.   Please reconcile your disclosure here that the registrant is offering and selling the shares in this offering with the information on your prospectus cover. Also please tell us who is the "other party selling the common stock" mentioned in the last sentence on page 18.

<u>Potential conflicts of interest may result in loss of business…., page 5</u>

8.   Please revise your risk factor to disclose the "other employment opportunities" and "other personal and professional interests" that may create a conflict of interest for your officer.

<u>Company to continue as a going concern for a reasonable period of time, page 5</u>

9.   Please revise the heading of this risk factor to accurately reflect the disclosure in the risk factor.

<u>The Company's securities are subject to the penny stock rules…, page 6</u>

10.   Please tell us the authority on which you rely for your statement that "[i]nvestors in penny stocks may be entitled to cancel the purchase and receive a refund if a sale is in violation of the penny stock rules…"

<u>The Company's business analysis being done by a non-professional…, page 7</u>

11.   Please reconcile your reference to merger or acquisition candidates in this risk factor with your disclosed plan of operation beginning on page 24.

<u>General domestic and international economic conditions…, page 8</u>

12.   In appropriate risk factors, please clearly describe the specific risks related to the countries in which you intend to operate.

<u>If we do not final a Registration Statement on Form 8-A…, page 10</u>

13.   Please address in this risk factor the automatic suspension of reporting obligations in Exchange Act Section 15(d) if you do not register your securities under the Section 12(g).

<u>Our Financial Statements may not be comparable to…, page 12</u>

14.   Please reconcile the risk factor disclosure that you elected to take advantage of the extended transition period for new accounting standards with disclosure elsewhere in your document that you have irrevocably opted out of the extended transition period election.

<u>We will not be required to comply…, page 12</u>

15.   Please tell us the authority on which you rely for your statement in the last clause of the first paragraph in this risk factor which states that you will not be required to make an assessment of your internal control over financial reporting pursuant to Section 404 until the date that you are no longer an emerging growth company.

The Shares Eligible for Future Sale…, page 14

16.   Please reconcile your disclosure in this risk factor with your disclosure in the first paragraph on page 23.

Special Note Regarding Forward-Looking Statements, page 15

17.   Please tell us the purpose of attributing statements in your prospectus to your CEO as you do in the first sentence of this section. Is the registrant seeking to disclaim responsibility for the statements? Are you seeking to present the statements as made on the authority of an expert within the meaning of Section 11 of the Securities Act and Rule 436?

Item 7 – Selling Shareholder, page 15

18.   Please clarify whether bullet points 1 and 3 and bullet points 2 and 4 refer to the same transaction or two separate transactions. If the bullet points represent the same transaction, please remove the duplication and, in an appropriate section of your registration statement, clearly disclose the exemption you relied upon to sell your securities without registration under the Securities Act.

Plan of Distribution, page 17

19.   Please reconcile your disclosure that the sale price has been determined by the Company based on the price the shares were sold to the selling shareholders with your disclosure on page 15 that one investor bought 2.5 million shares at $0.001 per share.

20.   Please reconcile your disclosure in the last paragraph on page 18 that your "directors" have verbally agreed to advance additional funds to complete this offering with your disclosure on page 3 that only one director has verbally agreed to advance additional funds and your disclosure on page 24 that there are currently no verbal agreements between you and your "officers and directors." Please also reconcile your multiple references to "officers" in your registration statement, such as on pages 3, 9, 21 and 22, with your disclosure on page 26 that you have only one officer.

Description of Business, page 20

21.   Please revise your disclosure to describe more specifically the "many contacts" your officer has developed over the years.

Description of Property, page 22

22.   Please more fully describe to us the arrangements to use your office space "free of charge." Include in your response the person who is providing you the office space and

your consideration of whether the arrangement should be disclosed as a related-person transaction given Regulation S-K Item 404. Also disclose the location and general character of the property.

Limited Operating History; Need for Additional Capital, page 24

23.   Please reconcile your disclosure here that you do not have enough cash on hand to cover completion of this offering with (1) your disclosure on page 3 indicating that the offering costs are less than the amount of cash disclosed in your balance sheet, and (2) your disclosure on page 6 that your CEO has agreed to pay all offering expenses.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

24.   Please disclose here Ms. Malenko's involvement in Kat Consulting Corp. as disclosed on page 14. Also tell us whether Kat Consulting Corp. is or may be your competitor.

25.   Please reconcile the first sentence of this section that your officer has been self-employed since 2011 with your disclosure that your officer was working as a junior business consultant and then project manager at MMS Group LTD in 2011.

26.   Please disclose the principal business of each corporation or organization in which occupations or employment were carried on as required by Regulation S-K Item 401(e)(1).

Security Ownership of Certain Beneficial Owners and Management, page 29

27.   Please disclose the name and address of each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of that entity. We note for example the greater then five percent owners that you mention on page 16.

Reports to Security Holders, page 30

28.   Please reconcile your disclosure here that you will file a Form 8-A concurrently with this registration with your disclosure in the second risk factor on page 10 that you intend to voluntarily file a Form 8-A at or prior to December 31, 2017.

Financial Statements, page 31

29.   Please revise to present Statements of Stockholders' Equity and of Cash Flows that are mathematically accurate.

Item 15 - Recent Sales of Unregistered Securities, page II-3

30.   Please tell us where the entities listed in your selling shareholder table are incorporated, and tell us how that location is consistent with your conclusion you were able to rely on Regulation S for your unregistered offerings. See Rule 902(k) of Regulation S.

Signatures, page II-7

31.   Please do not alter the language that Form S-1 requires to appear on the Signatures page. We note your omission of required language from the first sentence.

Exhibit 5.1

32.   We note that the legal opinion states that the shares are "to be sold by the Company" and that the shares "will be" duly and validly authorized, legally issued, fully paid and non-assessable "when issued by the Company." However, your prospectus indicates that the offered shares are already outstanding. Therefore, the legality opinion that you file should recognize that these securities are outstanding and address whether the shares "are" legally issued, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011). Please obtain and file an appropriate opinion.

33.   Please tell us who are the "others" mentioned at the end of the penultimate paragraph of the opinion. Also tell us why reliance on representations from those "others" is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5).   In this regard, we note that counsel has assumed the accuracy and completeness of corporate records; please also tell us why the assumption is necessary given the reliance mentioned in the penultimate paragraph of the opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery